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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                          Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                          Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                          Yes  [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NEUROCHEM INC.
May  15, 2006

                                  By:    /s/ David Skinner
                                        ----------------------------------------
                                        David Skinner, Vice President,
                                        General Counsel and Corporate Secretary


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                                 NEUROCHEM INC.
                                 (the "Company")

                            REPORT OF VOTING RESULTS
                  Section 11.3 of National Instrument 51-102 -
                 Continuous Disclosure Obligations ("NI 51-102")


Following the Annual Meeting of shareholders of the Company held on May 9, 2006 (the "Meeting"), this report discloses the matters voted upon at the Meeting. Reference is made to the Management Proxy Circular of the Company dated March 17, 2006 (the "Circular").

ELECTION OF DIRECTORS

By a vote conducted by way of a show of hands, the nominees proposed by management in the Circular were unanimously elected as directors of the Company.

APPOINTMENT OF AUDITORS

By a vote conducted by way of a show of hands, KPMG LLP, Chartered Accountants, were unanimously appointed auditors of the Company and the board of directors was authorized to fix the auditors' remuneration.